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                             March 1, 2021

       Kevin Chin
       Chief Executive Officer
       VivoPower International PLC
       The Scalpel, 18th Floor, 52 Lime Street
       London EC3M 7AF
       United Kingdom

                                                        Re: VivoPower
International PLC
                                                            Form 20-F for the
Fiscal Year ended June 30, 2020
                                                            Filed September 8,
2020
                                                            File No. 001-37974

       Dear Mr. Chin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended June 30, 2020

       Information on the Company
       History and Development of the Company, page 22

   1. We note your disclosure stating that in August 2020 you announced plans to enter the commercial electric
vehicle market "...to provide sustainable energy solutions for light electric vehicles" and
we see that you have since made various representations about revenues to be earned
under a contract with GB Auto in Australia, in press releases filed on Form 6-K, December
23, 2020, January 25, 2021, February 2, 2021, and February 24,
                                                        2021, including your
half-year report and presentation.

                                                        In the half-year
report, you state that the GB Auto partnership is    worth an estimated $250
                                                        million    and that
revenue "from the agreement    is expected to be at least US$250 million
                                                        over the initial four
years. You disclose that GB Auto is expected to purchase at least
 Kevin Chin
VivoPower International PLC
March 1, 2021
Page 2
         2,000 Tembo electric conversion kits in the first four years of the agreement, which seems to imply that you are expecting to record $125,000 in revenue for each conversion kit sold under the contract. However, in some instances you appear to qualify the expectation for
         revenues by stating       when combined with the value of the
converted Toyota vehicles.

         Tell us how you have considered both the revenues and the costs of providing products and services under the contract in determining the worth of the contract that you report.
         Provide us with details of the specific products and/or services to be provided, and explain how you have formulated an expectation for $250 million in revenues over the four year period. Please submit an analysis of the contract provisions under IFRS 15; identify your performance obligations, explain how you will be measuring progress, and determining and allocating the transaction price.

         If your contract includes the resale of vehicles, also explain how you have established your role as a principal in these transactions based on the guidance in paragraphs B34-B38 of IFRS 15. Please submit the contract for our review along with your response.
2. We note your October 9, 2020 press release states that you purchased your initial 51%
         interest in Tembo for US$4.7 million, and your February 2, 2021 press release states that you acquired the remaining 49% interest by paying US$2.2 million and issuing 15,793
         VivoPower shares, having an apparent combined value of about US$2.4 million.

         Please submit the contract(s) governing these transactions, including any option to acquire the remining interest for our review. Please explain how the purchase price of both the initial and remaining interests were determined, and how the $250 million value ascribed to the contract with GB Auto was or was not considered and reflected in the terms, along with your rationale. Please describe the status of initiatives to secure the contract with GB
         Auto at the time of negotiating your initial investment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Klinko - Staff Accountant, at (202) 551-3824, or Lily Dang -
 Staff Accountant, at (202) 551-3867 with any questions.



FirstName LastNameKevin Chin                                   Sincerely,
Comapany NameVivoPower International PLC
                                                               Division of
Corporation Finance
March 1, 2021 Page 2                                           Office of Energy
& Transportation
FirstName LastName